UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 16, 2023

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧  Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

Furnished as Exhibit 99.1 to this Report on Form 6-K are the unaudited financial statements of ProQR Therapeutics N.V. (the “Company”) for the three-month period ended March 31, 2023, and furnished as Exhibit 99.2 to this Report on Form 6-K is a press release of ProQR Therapeutics N.V. dated May 16, 2023, announcing the Company’s results for the three month period ended March 31, 2023.

On May 16, 2023, the Company issued a press release titled, “ProQR Announces First Quarter 2023 Operating and Financial Results,” announcing the Company’s results for the three-month period ended March 31, 2023 and providing a business update. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

INDEX TO EXHIBITS

Number	Description

99.1	Unaudited financial statements of ProQR Therapeutics N.V. for the three-month period ended March 31, 2023.

99.2	Press Release of ProQR Therapeutics N.V. dated May 16, 2023, announcing the Company’s results for the three-month period ended March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: May 16, 2023	By:	/s/ Jurriaan Dekkers
Jurriaan Dekkers
Chief Financial Officer